DoMar Exotic Furnishings Inc.
                                1624 Tioga Trail
                              Winter Park, FL 32789
                             Telephone (407)650-2723
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                                                                 August 23, 2006

Goldie B. Walker
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, DC USA 20549

Re: DoMar Exotic Furnishings Inc.
    Registration Statement on Form SB-2
    Filed August 2, 2006
    File No. 333-136247

Dear Ms. Walker,

In response to your letter of August 16, 2006, we have revised our document to address the comment therein.

BACKGROUND INFORMATION ABOUT OUR OFFICERS AND DIRECTORS, PAGE 11

1. We have added the following disclosure to Mr. Sieck's resume, "On March 1, 2006, Scott Sieck was appointed the sole officer of Opus Communities, including the offices of Chief Executive Officer, Chief Financial Officer, President, Secretary and Treasurer. On March 17, 2006, he was appointed the sole member of the board of directors. Prior to Mr. Sieck becoming the sole officer and director the business of the company had failed and Opus Communities was delinquent in its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934. Mr. Sieck accepted the positions in the company in an attempt to reorganize the company and bring it current in its regulatory filings, these efforts are currently ongoing. As of the date of this prospectus Opus Communities remains in default."

     We have also added the following risk factor:

     SCOTT SIECK, ONE OF OUR OFFICERS AND DIRECTORS, IS CURRENTLY THE SOLE OFFICER AND DIRECTOR OF A PUBLIC COMPANY THAT IS DELINQUENT IN ITS REPORTING OBLIGATIONS.

     On March 1, 2006, Scott Sieck was appointed the sole officer of Opus Communities, a publicly traded company quoted on the NQB Pink Sheets under the symbol OPUC. On March 17, 2006, he was appointed the sole member of the board of directors. Prior to Mr. Sieck becoming the sole officer and director, the business of the company had failed and Opus Communities had become delinquent in its reporting obligations under Section 13(a) of the Securities Exchange Act of 1934. Mr. Sieck accepted the positions in the company in an attempt to reorganize the company and bring it current in its regulatory filings, these efforts are currently ongoing. There is the risk that we may fail to remain compliant with our reporting requirements, in a similar way as Opus Communities has not remained in compliance, which could result in our being ineligible for quotation on the OTCBB. To be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC. If we are unable to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Sincerely,


/s/ Maureen Doyle Sieck
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Maureen Doyle Sieck
President & Director